UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Schedule 14F-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

YUMMY FLIES, INC.
(Exact name of registrant as specified in its corporate charter)

Colorado
(State or other jurisdiction of Incorporation or Organization)

000-54888		20-8496798
(Commission File Number)		(IRS Employer Identification No.)

23101 Lake Center Drive, Suite 100
Lake Forest, CA 92630
(Address of Principal Executive Offices and Zip Code)

(855) 326-8537
 (Registrant's telephone number, including area code)

July 25, 2016

YUMMY FLIES, INC.
23101 Lake Center Drive, Suite 100
Lake Forest, CA 92630

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INFORMATION STATEMENT
(Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about July 20, 2016 to holders of record at the close of business on July 18, 2016 (the "Record Date"), of shares of common stock, par value $0.001 per share (the "Common Stock"), of Yummy Flies, Inc., a Colorado corporation (the "Company"), in connection with the change of control of and composition of the Board of Directors of the Company (the "Board").   The change of control is the result of the consummation of the transactions set forth in that certain share exchange (the "Share Exchange Agreement") by and among the Company, Pura Naturals, Inc., a Delaware corporation ("PURA"), and certain shareholders of PURA (collectively, the "Shareholders").  The transactions contemplated by the Share Exchange were consummated on July 18, 2016 (the "Closing Date").  The transactions contemplated by the Share Exchange Agreement are more fully in that certain Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the "SEC") on July 19, 2016.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's security-holders.

No action is required by the Company's stockholders in connection with this Information Statement.  Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders). This Information Statement will be first mailed to the Company's stockholders of record on or about July 22, 2016.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote.  In this case, the Company's current director is appointing new directors to the Board.  Therefore, no vote of stockholders of the Company is required to effectuate the appointment of the new directors.

On July 18, 2016, the Company effectuated a Share Exchange pursuant to the Share Exchange Trust Agreement, pursuant to which the Company issued up to approximately 6,267,000 Shares of the Company's common stock to the PURA Shareholders in exchange for up to approximately 15,200,000 of the issued and outstanding shares of the capital stock of PURA, together with shares issuable upon exercise of options. At the Closing Date, the holders of the majority shares of common and preferred stock of PURA have exchanged approximately 15,200,000 shares of PURA common and preferred stock into 6,267,000 shares of the Company's common stock, which constitutes approximately 75% percent of the currently issued and outstanding shares of the Company's common stock.
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In addition, on the Closing Date, Gary Okizaki, Brian Yamauchi, and Monroe Coleman each submitted his resignation from all executive officer positions with the Company, including Chief Executive Officer and President, effective immediately.  In addition, Monroe Coleman submitted his resignation as a member of the Board, effective immediately.  Mr. Okizaki and Mr. Yamauchi each submitted his resignation as a member of the Board, which resignations shall become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the "Effective Date").   On the Closing Date, James Kordenbock, was appointed as Chief Executive Officer, Director and Chairman of the Board, effective immediately, Robert Doherty was appointing Presdident effective immediately, and  Mike Feffer was appointed as Chief Financial Officer, effective immediately.  Mr. Doherty and Mr. Feffer were appointed members of the Board effective on the Effective Date.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company's knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.  The names of the Company's officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)

James Kordenbrock	54	Chief Executive Officer, Chief Financial Officer, Chairman of the Board
Gary Okizaki		Director
Brian Yamauchi		Director

The names of the Company's officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)

James Kordenbrock	54	Chief Executive Officer, President, Chairman
Robert Doherty	55	President and Chief Financial Officer, Director
Robert Switzer	52	Secretary, Director

James (Jim) Kordenbrock

Mr. Kordenbrock was a military officer for six years and Captain in the United States Army, serving as a Cobra attack helicopter aviator, leading organizations of hundreds both in the air and on the ground. Following his departure from the military, Mr. Kordenbrock applied this ethos of hard work, determination and focus to his career in marketing, advertising and senior management.

His first position with Leo Burnett quickly propelled him up the ranks when he was selected for the team that repositioned Miller Lite, leading to one of the firm's most impressive account wins. Over the years, Mr. Kordenbrock oversaw the launches of startups and ran strategy for Fortune 500 companies including: Volvo, BMW, Mazda, Marlboro, Miller Lite, and Xerox.

In 2009, Mr. Kordenbrock's decision to diversify his career and expand his sales knowledge provoked him to join two of the most respected financial services companies in the nation, Northwestern Mutual and Mass Mutual. Here, he earned multiple selling honors including selection to the prestigious Million Dollar Round Table (MDRT).

Today, Mr. Kordenbrock is again taking on a leadership role, paving the way to aid the planet and the lives of American consumers. As Chief Executive Officer of Pura Naturals, Mr. Kordenbrock is bringing new technology to the masses that is not only manufactured with eco-friendly materials, but also utilizes the BeBetterFoam® technology that was created in response to the 2010 Gulf oil spill.

Mr. Kordenbrock is a strong believer in giving back to the community and has been involved with numerous volunteer organizations and boards such as the CURE Childhood Cancer Association, Birthright of Victor, and Victor Community Baseball and Softball. He received the Rochester's "Top 40 Under 40" Award for his civic and business achievements. As a passionate soccer referee, certified as a United States Soccer Federation (USSF) State-level (Grade 15) and a certified high school referee, he also formerly served on the board of the American Youth Soccer Organization. Mr. Kordenbrock received a full ROTC scholarship and graduated with honors from Niagara University with a Bachelor of Science degree in marketing.

Robert (Bob) Doherty

Mr. Doherty is a seasoned business and technology senior executive with expertise in manufacturing, operations and engineering. He has successfully led global businesses and has a proven track record of consistently exceeding revenue and profit objectives. Mr. Doherty is a proven expert in translating broad strategies into specific objectives/plans and successfully translating those objectives into action and quantifiable results. Mr. Doherty has two patents and 37 proprietary rights in his name.

Recently Mr. Doherty led the ALM Tech Group from sales of $360,000 to $4.5 million in 2013. Projected sales for 2014 are $7.5 million. He created three unique divisions, and incorporated the assets of each to provide solutions for customers' requirements (Boeing, Lockheed and the Department of Defense).

Mr. Doherty grew sales of ArmorStruxx, a $100 million manufacturer of comprehensive ballistic and blast protection solutions specializing in lightweight armor system design and integration, from $235,000 to $14.2 million within three months. Mr. Doherty researched, engineered and qualified a ballistic MRAP armor solution for Navistar Defense in less than 5 weeks, achieving a full production run rate in six weeks.

At Cosmotronic, Mr. Doherty served as CEO and Board member for a two-facility, 110 employee, and $14+ million printed circuit board fabrication company. He successfully led and guided the company through the Chapter 11 process in five weeks. He was responsible for the restructuring of $42 million in legacy debt and transforming the business from monthly losses into a profitable company, increasing sales from $7.4 to $14.3 million in three years while decreasing the cost of operations and overhead.

Robert Switzer

Mr. Switzer has 25 years of experience in business and executive management, with particular expertise and passion for start-ups. Through the years, Mr. Switzer has gained vast experience in a wide array of business matters for companies of all sizes.

His expertise includes business start-up consulting, organizational controls, operational design, business development, intellectual property development and profit, sales and marketing development, public relations assistance, trade secret maximization, financial forecasting and modeling, asset management, reorganizations, expansions, mergers and acquisitions, financing, executive management coaching, business valuations, regulatory compliance, divestitures, law, litigation, contract writing and enforcement, commercial and secured transactions, and complex dispute resolution.

As a start-up specialist, Mr. Switzer has taken businesses from very simple beginning concepts to millions of dollars in sales. As a reorganization specialist, Mr. Switzer has restructured debt and equity, reduced liabilities by $22,000,000, revitalized net revenue, and accomplished a total turn-around.  Typically, Mr. Switzer is able to quickly change management pathways from being stagnant or non-productive, to being profitable and providing investor returns. Mr. Switzer has doubled and tripled the value of intellectual property rights for various business organizations.

Mr. Switzer will lead Earth Conscious Technology with the expansion of product lines beyond memory foam applications, taking advantage of the vast array of BeBetterFoam® formulas available through Advanced Innovative Recovery Technologies. This will allow Earth Conscious Technology to expand into sporting goods, construction materials, and other sales channels, where margins are particularly attractive. Mr. Switzer's plan will allow Earth Conscious Technology to reach aggressive sales goals over the next 24 months. Earth Conscious Technology will also enter into a number of licensing relationships that include royalties. Earth Conscious Technology holds a tremendous upside potential for long-term equity growth.

Mr. Switzer's education includes a Bachelor of Science in Business Administration, with a Finance Major, from the University of Arizona. Mr. Switzer completed his Post-Graduate Juris Doctor degree from the University of San Diego, School of Law in 1989.  He is also a California Licensed Real Estate Broker.  He has been a youth football and lacrosse coach for 14 years.

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and no shares of preferred stock.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of Common Stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company's knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company's directors and "named executive officers."  As of the Record Date, there were approximately 8,663,000 shares of Common Stock outstanding.

Name and address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class (1)
Directors and Named Executive Officers:

James Kordenbrock (2)	1,200,000	7.9%

Robert Doherty (3)	942,500	6.2%

Robert Switzer (4)	800,000	5.3%

Gary Okizaki (5)	-	- %

Brian Yamauchi (5)	-	- %

All officers and directors as a group:	2,942,500	19.4%
5% or Greater Beneficial Owners

Advanced Innovative Recovery Tech (6)	3,196,170	37%

(1)            Beneficial ownership is calculated based on the 8,193,000 shares of Common Stock issued and outstanding as of the Record Date hereof, together with approximately 470,000 shares of Common Stock issuable upon exercise of certain options.

(2)            Mr. Kordenbrock is the Chief Executive Officer and Chairman of the Company.  Mr. Kordenbrock owns 1,200,000 shares and holds an option for an aggregate of 750,000 shares.  Mr. Kordenbrock's address is 23101 Lake Center Drive, Suite 100, Lake Forest, CA 92630.

(3)            Mr. Doherty is the President and Chief Financial Officer and a Director of the Company.   Mr. Doherty owns 942,500 shares and holds an option for an aggregate of 375,000 shares.  Mr. Doherty's address is 23101 Lake Center Drive, Suite 100, Lake Forest, CA 92630.

(4)            Mr. Switzer is the Secretary and a Director of the Company.  Mr Switzer owns 800,000 shares. Mr. Switzer's address is 23101 Lake Center Drive, Suite 100, Lake Forest, CA 92630.

(5)            Mr. Okizaki and Mr. Yamauchi are Directors of the Company until the Effective Date.  Their address is 1848 South Lamar Ct., Lakewood, CO 80232.

(6)            Advanced Innovative Recovery Tech's address is 23101 Lake Center Drive, Suite 100, Lake Forest, CA 92630.

LEGAL PROCEEDINGS

To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such.  The Board may in the future decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the any transaction referred to herein. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                          HIGH DESERT ASSETS, INC.

Date: July 25, 2016	By:	/s/ James Kordenbrock
James Kordenbrock
Chief Executive Officer